Issuer Free Writing Prospectus, dated May 17, 2023

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-261639

LYB International Finance III, LLC

$500,000,000 5.625% Guaranteed Notes due 2033

Pricing Term Sheet dated May 17, 2023

Issuer:	LYB International Finance III, LLC

Parent Guarantor:	LyondellBasell Industries N.V.

Security Description:	$500,000,000 5.625% Guaranteed Notes due 2033 (the “Notes”)

Distribution:	SEC-registered

Principal Amount:	$500,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB (stable / stable / positive)

Coupon:	5.625%

Public Offering Price:	99.895% of the principal amount

Yield to Maturity:	5.639%

Benchmark:	UST 3.375% due May 15, 2033

Spread to Benchmark:	+205 basis points

Benchmark Treasury Price / Yield:	98-07 / 3.589%

Trade Date:	May 17, 2023

Settlement Date:	May 19, 2023 (T+2)

Maturity Date:	May 15, 2033

Record Date:	May 1 and November 1 of each year

Interest Payment Dates:	May 15 and November 15 of each year

First Interest Payment Date:	November 15, 2023

Optional Redemption:

Make-Whole Call:	T+35 basis points (at any time before February 15, 2033)

Par Call:	At any time on or after February 15, 2033

Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any

Denominations/Multiple:	$2,000 / $1,000

CUSIP / ISIN:	50249A AL7 / US50249AAL70

Joint Book-Running Managers:	ING Financial Markets LLC Morgan Stanley & Co. LLC Barclays Capital Inc. BofA Securities, Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC.

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC that are incorporated into the prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling ING Financial Markets LLC at 1-877-466-4930 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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